

Mail Stop 3561

September 29, 2020

Shanchun Huang
Chief Executive Officer
Future FinTech Group Inc.
2103 Tower A, SK Plaza
A6 JianGuoMenWai Avenue
Chaoyang District
Beijing, P.R. China 100022

> **Re: Future FinTech Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 24, 2020**
> **File No. 333-224686**

Dear Mr. Huang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comments in our February 7, 2019 letter.

Registration Statement on Form S-3

1. We note your response to prior comment 3 and your indication that you "didn't purchase the 20,000,000 of the INU Tokens." The disclosure in your annual report on Form 10-K for the period ended December 31, 2019 suggests otherwise on pages 50 and 56 where you discuss impairment to your long term investments, attributable mainly to the INU Digital Asset Token and 10% equity investment in InUnion Chain Limited. Also, your most recent quarterly report on Form 10-Q for the period ended June 30, 2020 indicates that you continue to hold these long term investments. Please advise.

2. Elaborate upon your cross-border e-commerce platform (NONOGIRL), which you state will be formally launched in the third quarter of 2020.

3. Clarify the business of DCON. You describe it as a "technical service and support for real name and blockchain based assets," however, your Form 10-Q for the period ended June 30, 2020 describes DCON as a "digital payment system." Please revise your disclosure to elaborate upon this aspect of your business and, in doing so, clarify whether DCON operates a digital payment system.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3564 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Office Chief
Office of Trade & Services